SUPERCONDUCTOR TECHNOLOGIES INC.

15511 W State Hwy 71, Suite 110-105

Austin, Texas 78738

June 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jay Mumford

Re:	Superconductor Technologies Inc.
Registration Statement on Form S-4, as amended (File No. 333-256138)

Acceleration Request:

Requested Date: June 17, 2021

Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Superconductor Technologies Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-256138), as amended by Amendment No.1 (the “Registration Statement”), so that the Registration Statement may become effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Please contact Louis Rambo of Proskauer Rose LLP, counsel to the Company, at (202) 416-6878 or via email at LRambo@proskauer.com, with any questions you may have regarding this request. In addition, please notify Mr. Rambo by telephone when this request for acceleration has been granted.

Very truly yours,

/s/ Jeffrey A. Quiram
Jeffrey A. Quiram
President and Chief Executive Officer